Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Second Quarter 2020 Financial Results

BEIJING, China, September 2, 2020 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in the U.S., today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•	Total revenue in the second quarter of 2020 increased 126.1% to US$284.4 million from US$125.8 million in the first quarter of 2020.

•	Net loss in the second quarter of 2020 decreased 23.0% to US$30.1 million from net loss of US$39.1 million in the first quarter of 2020.

•	Diluted net loss per ADS attributable to shareholders in the second quarter of 2020 decreased 33.3% to US$0.49 from diluted net loss of US$0.73 in the first quarter of 2020.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Though the COVID-19 effect still last in Q2 2020, we further strengthened the marketing efforts, with total contract sales of the first half reaching around US$1.18 billion. With certain major projects launched in Q3, we are now holding a more optimistic view toward the full year sales result.”

Mr. Zhang continued: “In this quarter, we also have further optimized debt structure and controlled capital expenditure. Our total debt decreased to US$3.0 billion as of June 30, 2020, US$0.6 billion lower year on year. Short term debt was US$1.2 billion, 41% of total debt. Compared with Q1, we have reduced our short-team debt by US$197 million, and total debt by US$32 million. In June and July 2020, we issued RMB160 million and RMB354.5 million of senior notes, respectively, which are now traded on the Singapore Exchange. In July 2020, our HK-listed property management subsidiary completed a follow-on offering, receiving about HK$127.2 million of net proceeds. These successful capital raises bring the additional resources needed to drive our growth strategy and to build a diverse and dynamic real estate ecosystem.”

Second quarter 2020 Financial Results

Revenue

In the second quarter of 2020, the Company’s total revenue decreased 53.3% to US$284.4 million from US$609.4 million in the second quarter of 2019 and increased 126.1% from US$125.8 million in the first quarter of 2020.

Gross Profit

Gross profit for the second quarter of 2020 was US$19.2 million, or 6.8% of total revenue, compared to gross profit of US$159.2 million, or 26.1% of total revenue, in the second quarter of 2019 and a gross profit of US$28.1 million, or 22.3% of total revenue, in the first quarter of 2020. Gross margin decreased dramatically from the previous quarters, this is mainly because we made a prudent adjustment. Considering the current market price affected by the epidemic, we reduced the expected selling price of several projects, the adjustment resulted in a significant reduction of gross margin. Without the adjustment, gross margin for this quarter would be 22.5%.

Selling, General and Administrative Expenses

SG&A expenses were US$51.4 million for the second quarter of 2020 compared to US$63.0 million for the second quarter of 2019 and US$44.0 million for the first quarter of 2020. As a percentage of total revenue, SG&A expenses were 18.1% compared to 10.3% in the second quarter of 2019 and 35.0% in the first quarter of 2020.

Net Income

Net loss for the second quarter of 2020 was US$30.1 million compared to net income of US$19.8 million for the second quarter of 2019 and net loss of US$39.1 million for the first quarter of 2020. Net margin was negative 10.6% compared to 3.3% in the second quarter of 2019 and negative 31.1% in the first quarter of 2020. Diluted net loss per ADS was US$0.49 compared to diluted net earnings of US$0.19 per ADS in the second quarter of 2019 and diluted net loss of US$0.73 per ADS in the first quarter of 2020.

Balance Sheet

As of June 30, 2020, the Company’s cash and restricted cash increased to US$999.8 million from US$933.1 million as of March 31, 2020.

Total debt outstanding was US$3,008.0 million, which reflects a decrease of US$31.6 million from US$3,039.6 million at the end of the first quarter of 2020.

The balance of the Company’s real estate properties under development at the end of the second quarter of 2020 was US$3,094.9 million compared to US$3,176.4 million at the end of the first quarter of 2020.

Real Estate Project Status in China

The Company commenced pre-sales of one new project in the second quarter of 2020, Suzhou Linhu Lake.

Below is a summary table of projects that were active and available for sale in the second quarter of 2020.

	GFA
	(m2, 000s)
Project	Total Active Projects as of June 30, 2020	Sold as of June 30, 2020	Unsold as of June 30, 2020
Xingyang Splendid II	118.5	98.1	20.4
Jinan Royal Palace	449.8	440.6	9.2
Xuzhou Colorful City	130.8	123.3	7.5
Sanya Yazhou Bay No.1	117.6	117.3	0.3
Xi’an Metropolitan	286.0	276.3	9.7
Jinan Xin Central	194.6	190.2	4.4
Henan Xin Central I	261.5	253.1	8.4
Zhengzhou Fancy City I	166.7	160.9	5.8
Tianjin Spring Royal Palace I	139.7	131.7	8.0
Zhengzhou International New City I	356.6	351.6	5.0
Xingyang Splendid III	120.9	119.0	1.9
Zhengzhou International New City II	176.0	170.4	5.6
Zhengzhou Fancy City II (North)	108.7	102.0	6.7
Tianjin Spring Royal Palace II	144.6	86.6	58.0
Zhengzhou International New City III D	46.1	45.2	0.9
Zhengzhou Hangmei International Wisdom City I	64.7	56.3	8.4
Zhengzhou International New City III B	118.8	118.5	0.3
Changsha Furong Thriving Family	72.3	72.3	0.0
Chengdu Xinyuan City	741.6	280.5	461.1
Kunshan Xinyu Jiayuan	107.9	59.4	48.5
Xingyang Splendid IV	151.8	84.1	67.7
Suzhou Suhe Bay *	62.6	62.6	-
Zhengzhou Hangmei International Wisdom City II	78.4	39.1	39.3
Qingdao Royal Dragon Bay	162.2	104.3	57.9
Jinan Royal Spring Bay	116.9	64.1	52.8
Xinyuan Golden Water View City-Zhengzhou	331.4	100.7	230.7
Zhengzhou Fancy City III	80.6	77.6	3.0
Zhengzhou International New City III C	82.3	73.8	8.5
Zhengzhou International New City IV A12	199.7	181.8	17.9
Zhengzhou International New City IV B10	92.3	67.9	24.4
Suzhou Galaxy Bay	76.5	73.3	3.2
Suzhou Gusu Shade I	12.0	8.8	3.2
Dalian International Health Technology Town I	103.8	44.7	59.1
Xingyang Splendid V	80.5	61.6	18.9
Suzhou Gusu Shade II **	14.3	8.4	5.9
Zhengzhou International New City V A04	104.9	39.6	65.3
Huzhou Silk Town ***	141.4	22.6	118.8
Foshan Xinchuang AI International Science and Technology Innovation Valley	194.4	20.4	174.0
Suzhou Linhu Lake****	156.4	5.4	151.0
Others	57.5	-	57.5
Total active projects	6,223.3	4,394.1	1,829.2

* The Company owns a 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd.. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns a 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

**** The Company owns a 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd., which develops Suzhou Linhu Lake. The Company accounts for its investment under the equity method.

As of June 30, 2020, the Company’s total saleable GFA was approximately 4,279,200 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA as of June 30, 2020 (m2, 000s)	Pre-sales Scheduled
Tongzhou Xinyuan Royal Palace-Beijing	102.3	Q3, 2020
Xinyuan Chang’an Royal Palace-Xi’an	226.0	To be determined
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	879.3	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal-Qingdao	383.1	Q3, 2020
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	181.5	To be determined
Wuhan Hidden Dragon Royal Palace	182.9	To be determined
Dalian International Health Technology Town II	34.4	To be determined
Foshan Xinchuang AI International Science and Technology Innovation Valley II	262.4	To be determined
Taizhou Yihe Yayuan *	128.1	To be determined

Total projects under planning	2,450.0
Total active projects	1,829.2
Total of all Xinyuan unsold projects in China	4,279.2

* The Company owns 40% equity interest in Taizhou Yiju Real Estate Co., Ltd. which develops Taizhou Yihe Yayuan.

Update on United States Real Estate Projects

At the Oosten project in Brooklyn, New York City, as of June 30, 2020, a total of 179 units out of 216 units were sold. Total revenue from this project has reached US$261.0 million. Of the remaining 37 unsold units, 23 are rented with lease terms ranging from 12 months to 24 months.

At the Hudson Garden project, BLOOM ON FORTY FIFTH, in the Hell’s Kitchen area of Manhattan, New York City, as of June 30, 2020, the Company had completed superstructure construction, precast concrete facade, and windows installation. Of the total sellable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to the U.S. department store retailer Target for a 20 year term and another 1,910 square feet have been leased to a dermatologist's office for a 15 year lease term.

The construction is currently ahead of schedule and under budget. The onsite sales office and model apartments were fully furnished during the second quarter 2020 and ready to show to brokers and potential buyers. The residential unit sales strategy started with a first phase launch in China during Q4 2019 in which we exhibited in five Tier 1 and Tier 2 cities, leveraging Xinyuan’s own client database and established third-party channels. The start of the second phase in New York City, will depend on the progress of New York City's re-opening from the pandemic.

At the RKO project in Flushing, New York, the Company continued to execute on the planning, governmental approvals, and pre-development activities. As of June 30, 2020, we have engaged GKV Architects to develop new architectural plans, and completed the schematic design for the condo and hotel mixed-use development. The demolition is expected to be completed by the end of November 2020.

Update on the United Kingdom Real Estate Project

During the second quarter of 2020, work on site continued to progress, primarily focused on internal fit out, but completion will be delayed from the contract completion date of October 2020 due to the impact of Covid-19 on construction sites. Our current forecast is that construction will be completed in first quarter 2021, assuming no further restrictions on working conditions.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 144 apartments have been sold.

Business Outlook

The company expects 2020 contract sales of 20 to 22 billion RMB, with consolidated net income similar to 2019.

However, the above outlook is based on information available as of the date of this press release and reflects the Company’s current expectations, which may be subject to change in light of uncertainties relating to future COVID-19 developments.

Conference Call Information

The Company will hold a conference call at 8:00am ET on September 2, 2020, to discuss its second quarter 2020 results. Listeners may access the call by dialing:

US Toll Free: 1-866-575-6539

Toll/International: 1-323-994-2082

China National: 4001 209101

Hong Kong Toll Free: 800 961 105

United Kingdom Toll Free: 0800 358 6377

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the conference call may be accessed by phone at the following numbers until September 9, 2020:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 7000011

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director

Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Total revenue	284,361	125,769	609,439

Total costs of revenue	(265,143)	(97,663)	(450,224)
Gross profit	19,218	28,106	159,215

Selling and distribution expenses	(15,943)	(6,340)	(20,633)
General and administrative expenses	(35,434)	(37,678)	(42,343)

Operating (loss)/income	(32,159)	(15,912)	96,239

Interest income	4,322	4,169	4,964
Interest expense	(30,434)	(30,263)	(28,384)
Gain on short-term investments	3,460	901	505
Other loss	(1,114)	(208)	(867)
Net gain/(loss) on debt extinguishment	332	(1,110)	(1,955)
Exchange loss	(1,960)	(850)	(4,354)
Share of gain/(loss) of equity investees	473	(1,024)	(1,702)

(Loss)/income from operations before income taxes	(57,080)	(44,297)	64,446

Income tax benefits/(expenses)	27,021	5,157	(44,621)

Net (loss)/income	(30,059)	(39,140)	19,825
Net loss/(income) attributable to non-controlling interest	3,819	(383)	(9,171)
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(26,240)	(39,523)	10,654

(Loss)/earnings per ADS:
Basic	(0.49)	(0.73)	0.19
Diluted	(0.49)	(0.73)	0.19
ADS used in computation:
Basic	53,639	53,904	57,003
Diluted	53,639	53,904	57,371

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2020	2019
	(unaudited)	(unaudited)
Total revenue	410,130	1,078,292

Total costs of revenue	(362,806)	(788,028)
Gross profit	47,324	290,264

Selling and distribution expenses	(22,283)	(40,039)
General and administrative expenses	(73,112)	(78,987)

Operating (loss)/income	(48,071)	171,238

Interest income	8,491	9,049
Interest expense	(60,697)	(52,690)
Gain on short-term investments	4,361	1,676
Other expense	(1,322)	(773)
Loss on extinguishment of debt	(778)	(6,544)
Exchange loss	(2,810)	(809)
Share of loss of equity investees	(551)	(3,302)

(Loss)/income from operations before income taxes	(101,377)	117,845

Income tax benefits/(expenses)	32,178	(79,830)

Net (loss)/income	(69,199)	38,015
Net loss /(income) attributable to non-controlling interest	3,436	(7,752)
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(65,763)	30,263

(Loss)/earnings per ADS:
Basic	(1.22)	0.52
Diluted	(1.22)	0.52
ADS used in computation:
Basic	53,722	57,950
Diluted	53,722	58,309

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	820,769	794,076	989,587
Short-term investments	5,850	7,060	5,596
Accounts receivable	88,103	87,508	97,912
Other receivables	330,833	273,866	287,300
Deposits for land use rights	28,816	25,970	26,375
Other deposits and prepayments	300,348	292,506	277,463
Advances to suppliers	66,317	46,081	44,358
Real estate properties development completed	415,430	434,478	458,205
Real estate properties under development	3,094,871	3,176,368	3,254,388
Amounts due from related parties	266,735	201,958	200,758
Amounts due from employees	1,594	2,392	2,351
Other current assets	18,186	13,999	772

Total current assets	5,437,852	5,356,262	5,645,065

Restricted cash, non-current	179,059	138,975	112,998
Real estate properties held for lease, net	511,800	516,158	515,869
Property and equipment, net	40,043	41,086	43,004
Long-term investment	593,547	602,224	613,620
Deferred tax assets	188,034	267,021	260,153
Deposits for land use rights and properties	32,488	32,463	32,969
Amounts due from related parties	39,465	80,824	82,687
Contract cost assets	20,703	22,239	23,093
Operating lease right-of-use assets	8,635	9,563	11,801
Other assets	76,415	77,628	80,405

TOTAL ASSETS	7,128,041	7,144,443	7,421,664

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	992,679	1,049,106	1,166,660
Short-term bank loans and other debt	56,881	38,719	73,419
Customer deposits	1,224,998	1,152,811	1,106,099
Income tax payable	155,914	279,473	298,228
Other payables and accrued liabilities	530,436	400,140	323,164
Payroll and welfare payable	10,269	10,952	24,224
Current portion of long-term bank loans and other debt	1,177,657	1,393,265	1,418,955
Lease liability, current portion	7,143	12,033	11,284
Mandatorily redeemable non-controlling interests	6,981	6,856	8,857
Amounts due to related parties	53,667	54,869	53,682

Total current liabilities	4,216,625	4,398,224	4,484,572

Non-current liabilities
Long-term bank loans	747,387	795,867	686,065
Other long-term debt	1,026,103	811,717	1,036,691
Deferred tax liabilities	299,468	337,366	338,593
Unrecognized tax benefits	114,085	74,049	73,605
Lease liability	3,373	6,233	10,187
Amounts due to related parties	24,853	-	-

TOTAL LIABILITIES	6,431,894	6,423,456	6,629,713

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(114,454)	(114,284)	(113,720)
Additional paid-in capital	546,022	544,860	543,291
Statutory reserves	175,002	175,020	175,008
Retained earnings	37,301	85,286	135,873
Accumulated other comprehensive loss	(44,843)	(70,745)	(50,167)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	599,044	620,153	690,301
Non-controlling interest	97,103	100,834	101,650
Total equity	696,147	720,987	791,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,128,041	7,144,443	7,421,664